SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                          (AMENDMENT NO. ____)(1)


                           PARTY CITY CORPORATION
                           ----------------------
                              (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                  ---------------------------------------
                       (Title of Class of Securities)


                                 702145103
                               --------------
                               (CUSIP Number)


                             BARBARA D. SHERMAN
                            GOLDMAN, SACHS & CO.
                             CENTRAL COMPLIANCE
                           85 BROAD ST., 12TH FL.
                             NEW YORK, NY 10004
                               (212) 902-7196
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              AUGUST 16, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                     (Continued on the following pages)

                             Page 1 of 7 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 702145103                                       Page 2 of 7
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Goldman, Sachs & Co.
      IRS No.:
-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                               (b) [  ]
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3     SEC USE ONLY

-----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
-----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
      OWNED                        2,867,000(1)
     BY EACH                 ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   2,867,000 shares(1)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,867,000 shares(1)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           [  ]
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.7%(2)
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      BD - PN - IA
-----------------------------------------------------------------------------
(1) Shares are issuable upon exercise of the Warrant (described in Items 3 and 4 below).
(2) Based on 12,455,538 shares of Common Stock outstanding as of August 16, 1999, as represented by Party City Corporation in the Securities Purchase Agreement (described in Items 3 and 4 below) and computed in accordance with Rule 13d-3(d)(1).

                                 SCHEDULE 13D
CUSIP No. 702145103                                       Page 3 of 7
-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      The Goldman, Sachs Group, Inc.
      IRS. No.:
-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                               (b) [  ]
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
-----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
      OWNED                        2,867,000(1)
     BY EACH                 ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   2,867,000 shares(1)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,867,000 shares(1)
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [  ]
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.7%(2)
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      HC - CO
-----------------------------------------------------------------------------
(1) Shares are issuable upon exercise of the Warrant (described in Items 3 and 4 below).
(2) Based on 12,455,538 shares of Common Stock outstanding as of August 16, 1999, as represented by Party City Corporation in the Securities Purchase Agreement (described in Items 3 and 4 below) and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

            This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Party City Corporation, a Delaware corporation ("Party City"). The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2.  Identity and Background.

            Goldman, Sachs & Co. ("Goldman Sachs"), a New York limited partnership, is an investment banking firm and a member of the New York
Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of The Goldman Sachs Group,
Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons")(1). GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Reporting Person is 85 Broad Street, New York, NY 10004.
----------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange
    Act of 1934.

            The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

            During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            The statement relates to the acquisition by Goldman Sachs of a warrant dated as of August 16, 1999 (the "Warrant") to purchase 2,867,000 shares of Common Stock of Party City. Party City issued the Warrant pursuant to the Securities Purchase Agreement between Party City and Goldman Sachs dated as of August 16, 1999 (the "Securities Purchase Agreement"). The Warrant was acquired by Goldman Sachs in connection with the purchase by Goldman Sachs Credit Partners L.P. ("GSCP"), an affiliate of Goldman Sachs, of certain secured notes of Party City in the aggregate principal amount of $6,250,000. The aggregate purchase price for the Warrant and such secured notes was $6,250,000. The source of funds for the purchase of the secured notes was GSCP's general working capital. Upon exercise of the Warrant in full, Goldman Sachs must pay an exercise price of $3.00 per share for an aggregate exercise price of $8,601,000. It is presently anticipated that the source of funds for the exercise price will be Goldman Sachs' general working capital or the working capital of an affiliate.

Item 4.  Purpose of Transaction.

            The Reporting Persons acquired the Warrant for investment purposes. They intend to monitor and evaluate the investment on a continuing basis; and based upon their evaluation from time to time, they may, subject to the terms of the Investor Rights Agreement (defined below), acquire additional shares of Common Stock of Party City, dispose of the Warrant or the underlying shares of Common Stock beneficially owned by them, submit one or more proposals for the consideration of management of Party City, and/or communicate with other stockholders of Party City.

            Party City, Party City's Chairman and Chief Executive Officer, Goldman Sachs, GSCP and certain other purchasers of secured notes and/or warrants of Party City have entered into an Investor Rights Agreement dated as of August 16, 1999 (the "Investor Rights Agreement"), pursuant to which a certain Party City board member has resigned as a director of Party City and a nominee of one other purchaser, Howard Levkowitz, and a nominee of Goldman Sachs, GSCP and the remaining other purchasers, Matthew R. Kahn, have become directors of Party City.

            Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

            The foregoing description of the Warrant, the Securities Purchase Agreement and the Investor Rights Agreement is qualified in its entirety by reference to the form of Warrant, form of Securities Purchase Agreement and Investor Rights Agreement, copies of which have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

      (a) As of August 16, 1999, Goldman Sachs beneficially owned, and GS Group may be deemed to have beneficially owned, an aggregate of 2,867,000 shares of Common Stock issuable upon exercise of the Warrant, representing approximately 18.7% of the Common Stock outstanding in accordance with the Company's representation in the Securities Purchase Agreement of the number of shares of Common Stock outstanding as of August 16, 1999, and as computed in accordance with Rule 13d-3(d)(1).

      None of the Reporting Persons or, to the knowledge of each of the Reporting Persons, the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock other than as set forth herein.

      (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by such Reporting Person as indicated in pages 2 and 3 above.

      (c) No transactions in the Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on
Schedule I hereto, during the sixty days prior to the date of this statement.

      (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by any Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except for the Warrant, the Securities Purchase Agreement, the Investor Rights Agreement and related documents executed in connection therewith, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            Copies of the form of Warrant, form of Securities Purchase Agreement and Investor Rights Agreement have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

   Exhibit 4.1 Form of Warrant , dated August 16, 1999, of Party City Corporation, incorporated herein by reference to Exhibit
                  4.1 to Current Report on Form 8-K of Party City
                  Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

   Exhibit 10.1    Investor Rights Agreement, dated August 16, 1999 by and
                  between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

   Exhibit 99.1 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                  4.6 to Current Report on Form 8-K of Party City
                  Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

   Exhibit 99.2 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

   Exhibit 99.3 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 27, 1999                 GOLDMAN, SACHS & CO.


                                        By:  /s/ Hans L. Reich
                                            _______________________________
                                        Name:  Hans L. Reich
                                        Title: Attorney-in-Fact



After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 27, 1999                 THE GOLDMAN SACHS GROUP, INC.


                                        By:  /s/ Hans L. Reich
                                            _______________________________
                                        Name:  Hans L. Reich
                                        Title: Attorney-in-Fact

                                 SCHEDULE I
                                 ----------


              The name of each director of The Goldman Sachs Group, Inc. is set forth below.

              The business address of each person listed below except John
L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

         Name           Present Principal Occupation
-----------------------------------------------------------------------------
Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of The Goldman
                        Sachs Group, Inc.

Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain           President and Co-Chief Operating Officer of The
                        Goldman Sachs Group, Inc.

John L. Thornton        President and Co-Chief Operating Officer of The
                        Goldman Sachs Group, Inc.

Sir John Browne         Group Chief Executive of BP Amoco plc

James A. Johnson        Chairman of the Executive Committee of the Board of
                        Fannie Mae

John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.